UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

bioAffinity Technologies, Inc.

(Name of Issuer)

Common Stock, $0.007 par value per share

(Title of Class of Securities)

09076W109

(CUSIP Number)

Roby P. Joyce, M.D.

c/o bioAffinity Technologies, Inc.

22211 W Interstate 10, Suite 1206

San Antonio, Texas 78257

(210) 698-5334

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

Leslie Marlow, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 885-5000

September 18, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09076W109	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON

Roby P. Joyce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	5	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH		603,129
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH
		0
	8	SHARED DISPOSITIVE POWER

		603,129
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

603,129 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.44% (2)
12	TYPE OF REPORTING PERSON

IN

(1)	Includes: 583,130 shares of common stock owned by The Joyce Living Trust (the “Trust”) and 19,999 shares of common stock issuable upon the exercise of warrants owned by the Trust.
(2)	This percentage is calculated based on 9,350,297 shares of the Common Stock issued and outstanding on September 20, 2023, as reported by the Issuer in the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. 09076W109	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON

The Joyce Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
	5	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH		603,129
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH
		0
	8	SHARED DISPOSITIVE POWER

		603,129
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

603,129 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.44% (2)
12	TYPE OF REPORTING PERSON

OO

(1)	Includes: 583,130 shares of common stock owned by the Trust and 19,999 shares of common stock issuable upon the exercise of warrants owned by the Trust.
(2)	This percentage is calculated based on 9,350,297 shares of the Common Stock issued and outstanding on September 20, 2023, as reported by the Issuer in the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. 09076W109	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer: bioAffinity Technologies, Inc., a Delaware corporation (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 22211 W Interstate 10, Suite 1206 San Antonio, Texas 78257

Item 2(a)	Name of Person Filing:

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Item 2(c)

Citizenship:

Roby P. Joyce (sometimes referred to as the “Reporting Person”)

c/o bioAffinity Technologies, Inc.

22211 W Interstate 10, Suite 1206

San Antonio, Texas 78257

Citizenship: The Reporting Person is a citizen of the United States.

The Joyce Living Trust (sometimes referred to as the “Trust”)

1092 Madeline Street

New Braunfels, Texas 78132

Citizenship: Texas

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.007 per share (“Common Stock”)

Item 2(e)	CUSIP No.: 09076W109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is:

/x/	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

CUSIP No. 09076W109	SCHEDULE 13G	Page 5 of 7 Pages

Item 4. Ownership

As of the close of business on September 18, 2023, the Reporting Person held 0 shares of common stock.

As of the close of business on September 18 2023, the Trust beneficially owned an aggregate of 603,129 shares of Common Stock, including 583,130 shares of common stock owned by the Trust and 19,999 shares of common stock issuable upon the exercise of warrants held by the Trust. The Reporting Person may be deemed to beneficially own the 603,129 shares beneficially owned by the Trust, as co-Trustee of the Trust, together with his wife, Joyce M. Joyce, each of whom may act unilaterally with regard to voting and disposition power with respect to the shares owned by the Trust, and of which the Reporting Person and Mrs. Joyce are the beneficiaries.

The following sets forth in tabular format the share ownership of each of the Reporting Persons:

(a)	Amount beneficially owned: 603,129 shares of Common Stock

(b)	Percent of class: 6.44% (which percentage is calculated based on 9,350,297 shares of the Common Stock issued and outstanding on September 20, 2023, as reported by the Issuer in the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 20, 2023)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[signature page follows]

CUSIP No. 09076W109	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2023

/s/ Roby P. Joyce
Roby P. Joyce

THE JOYCE LIVING TRUST

By:	/s/ Roby P. Joyce
Roby P. Joyce, Trustee

Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G dated October 10, 2023 with respect to the Common Stock, $0.007 par value per share, of bioAffinity Technologies, Inc., a Delaware corporation, and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: October 10, 2023

/s/ Roby P. Joyce	THE JOYCE LIVING TRUST
ROBY P. JOYCE
	By:	/s/ Roby P. Joyce
Roby P. Joyce, Trustee